Exhibit 21
LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
GreenSky Holdings, LLC	Georgia
GreenSky, LLC	Georgia
GreenSky Patient Solutions, LLC	Georgia
GreenSky Operations, LLC	Georgia
GreenSky Management Company, LLC	Georgia
GreenSky Servicing, LLC	Georgia
GreenSky Administrative Services, LLC	Georgia
GreenSky Marketing, LLC	Georgia
GreenSky Software, LLC	Georgia
GS Depositor I, LLC	Delaware
GS Investment I, LLC	Georgia
GS Aggregator I, LLC	Delaware